     As filed with the Securities and Exchange Commission on June 25, 2001


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K

(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

For the fiscal year ended December 31, 2000

          OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

For the transition period from  ______ to ______

Commission file number:  1-11656

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           GENERAL GROWTH MANAGEMENT
                   SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                        GENERAL GROWTH PROPERTIES, INC.
                             110 NORTH WACKER DRIVE
                            CHICAGO, ILLINOIS 60606
                                 (312) 960-5000

                           GENERAL GROWTH MANAGEMENT
                   SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

INDEX TO FINANCIAL STATEMENTS AND EXHIBIT

(a)  Financial Statements
          INDEPENDENT AUDITORS' REPORT                                                 1

          FINANCIAL STATEMENTS:

               Statements of net assets available for benefits as of
               December 31, 2000 and 1999                                              2

               Statement of changes in net assets available for benefits
               for the year ended December 31, 2000                                    3

               Notes to financial statements                                         4-7

          SUPPLEMENTAL SCHEDULES:

               Schedule of assets held for investment purposes                       8-9
               at December 31, 2000

               Schedule of assets both acquired and disposed                          10
               within the plan year ended December 31, 2000

(b)  Exhibit
          23.1 Consent of Deloitte & Touche LLP                                       13



Note: Supplemental schedules required by the Employee Retirement Income Security
      Act of 1974 not included herein are not applicable to the General Growth Management Savings and Employee Stock Ownership Plan.

INDEPENDENT AUDITORS' REPORT

To the Trustee and Participants of
General Growth Management Savings and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the General Growth Management Savings and Employee Stock Ownership Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000.
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 2000 and (2) assets both acquired and disposed within the plan year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP


Chicago, Illinois
June 11, 2001

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 and 1999


                                                       2000          1999
                                                       ----          ----
ASSETS:

 Investments-at fair value:                         $75,674,440   $68,083,354

 Receivables:
   Employer contribution                              1,122,124     2,868,639
   Participant contributions                            165,415       135,271
                                                    -----------   -----------
   Total Receivables                                  1,287,539     3,003,910

 Participant loans, net                               1,814,962     1,521,839
                                                    -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                   $78,776,941   $72,609,103
                                                    ===========   ===========




The accompanying notes are an integral part of these financial statements

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000


ADDITIONS:
 Investment income:
   Net appreciation in fair value of investments                   $ 4,258,651
   Interest and dividend income                                      1,930,688
                                                                   -----------
     Total investment income                                         6,189,339

 Contributions:
   Participants                                                      5,177,183
   Employer                                                          3,339,413
   Rollover deposits                                                 1,036,873
                                                                   -----------
     Total contributions                                             9,553,469

     Total additions                                                15,742,808

DEDUCTIONS:
 Benefit payments                                                    9,512,250
 Administrative expenses                                                62,720
                                                                   -----------
     Total deductions                                                9,574,970

     NET INCREASE IN PLAN ASSETS                                     6,167,838

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                  72,609,103
                                                                   -----------
 End of year                                                       $78,776,941
                                                                   ============


The accompanying notes are an integral part of these financial statements

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000 AND 1999

Note 1.  Description of Plan and Significant Plan Provisions

The following description of the General Growth Management Savings and Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: For purposes of federal law, General Growth Management, Inc. (the "Company") is the Plan Sponsor and Plan Administrator. CG Trust Company (the "Trustee") replaced Wells Fargo (the "Former Trustee") as the trustee of the Plan effective September 1, 1999. The Plan is designed to encourage and assist eligible employees to adopt a regular program of savings to provide additional security for their retirement. The Plan is a defined contribution plan covering all full-time (as defined) employees of the Company and other participating employers (GGP Limited Partnership, GGP Management, Inc., General Growth Management of California, Inc., General Growth Management of Hawaii, Inc., and GG Management Company, Inc.), (collectively, the "Employers") who have completed one month of service and attained age twenty-one. Certain individuals at locations managed by the Company and participating employers are either (i) employees of companies not owned or controlled by the Company and/or the participating employers or (ii) are covered by other qualified plans and therefore are not eligible for this Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: Under the terms of the Plan, subject to certain limitations, each participant is allowed to make before-tax contributions in 1% increments up to 15% of gross earnings, as defined. The Internal Revenue Code imposes, among other things, a dollar limitation on the amount of before-tax contributions for a calendar year. For 2000, a participant's before-tax contribution was limited to $10,500. The Company will match 100% of the first 4% of earnings contributed for each calendar year, and 50% of the next 2% of the participant's earnings contributions.

Participant accounts: Separate accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan currently offers eight mutual funds, the stock of the Company's parent, General Growth Properties, Inc., ("GGPI"), a public traded real estate investment trust, a benefit-responsive investment contract and a self-directed account program ("CIGNA direct") offering direct investment in mutual funds and other investment securities as investment options for participants. Each participant designates which investment option or combination of options in which their contributions and the Company's matching contributions are to be invested.

Participant Loans:
Participants may borrow against their account, subject to those administrative rules that exist from time to time. The minimum loan that will be made is $1,000 and the total of any individual participant's loan or loans may never exceed 50 percent of the participant's total vested account balance or $50,000 whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime rate on the first business day of the month in which the loan is made plus one percent. The term of a loan may not exceed five years, unless the loan qualifies as a home purchase loan, in which case the term may go up to 20 years. Principal and interest are due each pay period. Participant loans are due and payable immediately upon termination of employment.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000 AND 1999

Vesting: Participants are fully vested at all times in all accounts other than the accounts arising from the matching contributions contributed by the Employers prior to January 1, 1998 and the earnings or losses thereon. The Employers matching accounts contributed prior to January 1, 1998 will vest over a six-year period. Forfeitures are used first for reinstatements of accounts of re-employed participants. Any remaining forfeiture amounts are applied as credits against future employer matching contributions.

Termination: Although it has not expressed any intent to do so, the Company reserves the right to partially or completely terminate the Plan, subject to the provisions of the Plan and ERISA. Upon a complete or partial termination of the Plan, all participants will become fully vested and be entitled to a distribution.

Distributions: Upon retirement on or after attaining the Plan's normal retirement age of 60, or upon death or disability, if earlier, or termination of employment in the case of vested benefits, the balances in the participant's separate accounts may be paid in lump sum to the participant, or the participant's beneficiary in event of death. A participant may withdraw contributions by claiming hardship as defined by the Plan. All distributions will be made in cash, unless the participant elects to receive common stock of GGPI.

Note 2.   Summary of Significant Accounting Policies

Basis of accounting: The financial statements have been prepared using the accrual method of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

Valuation of investments and participant loans: Investments are stated at fair value based on quoted market prices. Shares of mutual funds are valued at the net unit value of shares held by the Plan at year-end. Participant loans and the benefit-responsive investment contract are stated at cost and contract value, respectively, which approximates fair value.

Insurance policies: Excluded from the Plan's assets as of December 31, 2000 and 1999, are insurance policies purchased by the Plan for the benefit of certain participants. Premiums for these policies are deducted from the participant's account in whose name the policy is purchased. The insurance company is responsible for any distribution of benefits.

Investment transactions: Investment income in each fund is recorded and allocated daily among the participants' balances in each fund. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative expenses: All administrative expenses, other than investment management fees and loan processing and maintenance fees, are paid by the Company.

Payment of benefits: Benefit payments to participants are recorded upon distribution.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000 AND 1999

Note 3.  Investments

The following presents investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2000 and 1999:


Description of Investment                             2000           1999
                                                  -----------    -----------

Charter Guaranteed Income Fund                    $ 4,774,415    $ 4,275,582
Charter Large Company Stock-Growth Fund             4,729,431      5,923,219
Charter Small Company Stock-Value I Fund            9,107,867      7,040,524
INVESCO Dynamics Account                           16,961,059     17,307,216
Janus Worldwide Account                             5,440,758      5,133,927
General Growth Properties, Inc.
  Common Stock                                     26,495,973     22,980,863

During 2000, the Plan's investments (net gains and losses on investments bought and sold as well as held during the year) appreciated in value by $4,258,651 as follows:

Mutual funds, investment in collective trusts,
 registered investment companies, net                          $  (1,863,828)
Common stock, net                                                  6,122,479
                                                               -------------
                                                               $   4,258,651
                                                               =============

The Plan has a benefit-responsive investment contract with CIGNA's Connecticut General Life Insurance Company ("Connecticut General"). Connecticut General maintains the contributions in the Charter Guaranteed Income Fund account (the "Account"). The Account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Connecticut General. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4.79 percent and 4.85 percent for 2000 and 1999, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Note 4.  Income Tax Status

The Plan received its latest determination letter on October 14, 1999, applicable for Plan amendments adopted on June 12, 1998, in which the Internal Revenue Service (the "IRS") stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been subsequently amended; however, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRS and that the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000 AND 1999

Note 5.  Risks and Uncertainties

The Plan provides for various investment options in any combination of mutual finds, investments in collective trusts, interest in registered investment companies and shares of common stock. The investments of the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 6.  Related-party transactions

Certain Plan investments are shares of mutual funds managed by CIGNA Corporation subsidiaries. CG Trust Company is the trustee as defined by the Plan and a wholly owned subsidiary of CIGNA Corporation, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $10,255 for the year ended December 31, 2000.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF
DECEMBER 31, 2000

                                                                                                         Fair
       Identity of Issue                          Description of Investment                              Value
----------------------------------------------------------------------------------------------------------------
Mutual Funds:

Connecticut General Life Insurance              Charter Guaranteed Income Fund                       $ 4,774,415
Connecticut General Life Insurance              Charter Corporate Bond Fund                            2,099,538
Connecticut General Life Insurance              CIGNA Lifetime 20 Fund *                                 321,686
Connecticut General Life Insurance              CIGNA Lifetime 30 Fund *                                 258,751
Connecticut General Life Insurance              CIGNA Lifetime 40 Fund *                               2,718,462
Connecticut General Life Insurance              CIGNA Lifetime 50 Fund *                                 194,654
Connecticut General Life Insurance              CIGNA Lifetime 60 Fund *                                 144,274
Connecticut General Life Insurance              Charter Large Company Stock-Index Fund                   764,952
Connecticut General Life Insurance              Charter Large Company Stock-Growth Fund                4,729,431
Connecticut General Life Insurance              Charter Large Company Stock-Value I Fund                 723,939
Connecticut General Life Insurance              Charter Small Company Stock-Value I Fund               9,107,867
Connecticut General Life Insurance              INVESCO Dynamics Account                              16,961,059
Connecticut General Life Insurance              Janus Worldwide Account                                5,440,758

National Financial Services                     General Growth Properties, Inc. - Common Stock        26,495,973

CIGNA direct:

Fiserve Securities Inc.                         Interest Bearing Money Market Account                     80,334
Abbott Laboratories Inc.                        Corporate Stock -Common                                   33,907
America Online Inc. Del-Merger                  Corporate Stock -Common                                   38,280
Applied Materials Incorporated                  Corporate Stock -Common                                   42,007
BMC Software Inc.                               Corporate Stock -Common                                   16,800
BIO Technology General Corporation              Corporate Stock -Common                                    7,063
Cardinal Health Inc.                            Corporate Stock -Common                                   19,925
Cisco System Inc.                               Corporate Stock -Common                                   17,213
Computerized Thermal Imaging                    Corporate Stock -Common                                    1,200
E I Dupont De Nemours & Co.                     Corporate Stock -Common                                   19,325
Dycom Industries Inc.                           Corporate Stock -Common                                    3,953
Fannie Mae                                      Corporate Stock -Common                                   34,700
Intel Corporation                               Corporate Stock -Common                                    4,209

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF
DECEMBER 31, 2000

                                                                                                           Fair
       Identity of Issue                           Description of Investment                              Value
------------------------------------------------------------------------------------------------------------------
International Automated Systems Inc.              Corporate Stock -Common                                      750
Knight Trading Group Inc.                         Corporate Stock -Common                                    8,363
LSI Logic Corporation                             Corporate Stock -Common                                   20,508
Lancaster Colony Corporation                      Corporate Stock -Common                                   16,838
Lowes Cos Incorporated                            Corporate Stock -Common                                   17,800
Masco Corporation Del                             Corporate Stock -Common                                   25,688
Microsoft Corporation                             Corporate Stock -Common                                   34,700
Motorola Incorporated                             Corporate Stock -Common                                    8,100
Nortel Networks Corp New                          Corporate Stock -Common                                    1,218
Oracle Corporation                                Corporate Stock -Common                                   66,264
Teco Energy Incorporated                          Corporate Stock -Common                                   38,850
Texas Instruments Incorporated                    Corporate Stock -Common                                   28,425
Tricord Systems Inc.                              Corporate Stock -Common                                   11,638
Triquint Semiconductor Inc.                       Corporate Stock -Common                                    5,461
Vanguard GNMA Portfolio                           Value Of Interest in Registered Investment Company       320,312
Wink Communications Inc.                          Corporate Stock -Common                                    3,600
WorldCom Inc GA New                               Corporate Stock -Common                                   11,250
Outstanding Participant loans                     Participant Loans, 8% to 11.2%, maturing between
                                                  2001 and 2020                                          1,814,962
                                                                                                       -----------
                                                                                                       $77,489,402
                                                                                                       ===========

Note: Cost information is not required for participant-directed investments.


*     Sponsored by a party-in-interest

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN


SCHEDULE OF ASSETS BOTH ACQUIRED
AND DISPOSED WITHIN THE PLAN YEAR
ENDED DECEMBER 31, 2000

                                                                                                    Proceeds of
       Identity of Issue                  Description of Investment                                 Dispositions
------------------------------------------------------------------------------------------------------------------
Atmel Corporation                         Corporate Stock -Common                                     $ 30,269
Citigroup Inc.                            Corporate Stock -Common                                       30,657
DSL Net Inc.                              Corporate Stock -Common                                          376
Ericsson LM Telephone Company             Corporate Stock -Common                                       22,019
F5 Networks Inc.                          Corporate Stock -Common                                        2,545
Hawaiian Electric Industries Inc.         Corporate Stock -Common                                       24,644
I-Stat Corporation                        Corporate Stock -Common                                       25,844
INVESCO Small Company Growth Fund         Value Of Interest in Registered Investment Company            13,942
Janus Enterprise Fund                     Value Of Interest in Registered Investment Company            12,589
Marchfirst Inc.                           Corporate Stock -Common                                        3,719
Neuberger & Berman Manhattan Fund         Value Of Interest in Registered Investment Company             9,554
PBHG Large Capital Growth Fund            Value Of Interest in Registered Investment Company            23,882
                                                                                                      --------
                                                                                                      $200,040
                                                                                                      ========

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on this 25th day of June, 2001.


                                    GENERAL GROWTH MANAGEMENT SAVINGS
                                    AND EMPLOYEE STOCK OWNERSHIP PLAN



                                    By: General Growth Management, Inc.,
                                       as Administrator

                                       By: /s/ ROBERT A. MICHAELS
                                       -----------------------------
                                       Robert A. Michaels
                                       Its: President

                                 EXHIBIT INDEX


EXHIBIT
  NO.         DESCRIPTION
-------       -----------------------------------
23.1          Consent of Deloitte & Touche LLP